UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

26817R108
(CUSIP Number)

Dimitris Hannas
c/o Seatankers Management Co. Ltd.
P.O. Box 535632
CY 3399
Limassol, Cyprus
011 357 25 858300

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geveran Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

67,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

67,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,516,682

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,516,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,516,682

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.50%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

205,384

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

205,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,384

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pinewood Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

205,384

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

205,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,384

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,584,182

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,584,182

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,584,182

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.57%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,584,182

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,584,182

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,584,182

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.57%*

14.	TYPE OF REPORTING PERSON

OO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GSA Limited.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

205,384

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

205,384

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,384

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%*

14.	TYPE OF REPORTING PERSON

OO

*	Based on 100,312,835 common shares outstanding as reported in the Form DEF 14A filed by the Issuer with the Securities and Exchange Commission on April 11, 2014.

CUSIP No.	26817R108

Item 1.	Security and Issuer.

This Amendment No. 2 to the Statement on Schedule 13D ("Schedule 13D") relates to the Common Shares, par value $0.01 (the "Common Shares"), of Dynegy Inc., a Delaware corporation (the "Issuer"), and is filed in order to report a decline below 5% in the ownership by the Reporting Persons of the Common Shares.

The address of the Issuer's principal executive offices is 601 Travis Street, Suite 1400, Houston, TX 77002.

Item 2.	Identity and Background.

No change from the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

As set forth on Annex A to this Amendment No. 2, since the date of Amendment No. 1 to Schedule 13D, the Reporting Persons have disposed of Common Shares.

Item 4.	Purpose of Transaction.

No change from the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)  The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of 100,312,835 Common Shares of the Issuer issued and outstanding as of April 11, 2014) are as follows:

Geveran

a)	Amount beneficially owned:		67,500	Percentage: 0.07%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	67,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	67,500

Franklin

a)	Amount beneficially owned:		4,516,682	Percentage: 4.50%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,516,682
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,516,682

Famatown

a)	Amount beneficially owned:		205,384	Percentage: 0.20%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	205,384
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	205,384

Greenwich

a)	Amount beneficially owned:		4,584,182	Percentage: 4.57%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,584,182
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,584,182

Pinewood

a)	Amount beneficially owned:		205,384	Percentage: 0.20%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	205,384
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	205,384

C.K. Limited

a)	Amount beneficially owned:		4,584,182	Percentage: 4.57%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,584,182
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,584,182

GSA Limited

a)	Amount beneficially owned:		205,384	Percentage: 0.20%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	205,384
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	205,384

(c.)  All transactions in the Common Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Amendment No. 2 to Schedule 13D and incorporated herein by reference.

(d.)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change from the Schedule 13D.

Item 7.	Not applicable

Exhibit No.	Description

7.1	Joint Filing Agreement, dated October 15, 2012 (previously filed)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2014

GEVERAN INVESTMENTS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FRANKLIN ENTERPRISES INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FAMATOWN FINANCE LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

PINEWOOD HOLDINGS INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GSA LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

Annex A

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL(1)	QUANTITY	PRICE
Geveran Investments Limited	5/7/2014	Sell	(25,000)	30.77
Geveran Investments Limited	5/8/2014	Sell	(100,000)	32.03
Geveran Investments Limited	5/12/2014	Sell	(40,000)	32.43
Geveran Investments Limited	5/13/2014	Sell	(5,000)	31.93
Geveran Investments Limited	5/16/2014	Sell	(50,000)	31.50
Famatown Finance Limited	5/22/2014	Sell	(50,000)	31.62
Famatown Finance Limited	5/23/2014	Sell	(100,000)	32.01
Geveran Investments Limited	5/27/2014	Sell	(50,000)	32.38
Famatown Finance Limited	5/28/2014	Sell	(50,000)	32.42
Famatown Finance Limited	5/30/2014	Sell	(160,300)	33.43
Famatown Finance Limited	6/2/2014	Sell	(14,000)	33.80
Famatown Finance Limited	6/3/2014	Sell	(92,515)	33.88
Famatown Finance Limited	6/4/2014	Sell	(125,000)	34.13
Famatown Finance Limited	6/5/2014	Sell	(128,900)	34.79
Famatown Finance Limited	6/6/2014	Sell	(8,700)	35.18
Famatown Finance Limited	6/16/2014	Sell	(213,500)	36.08

(1)	Ordinary brokers transactions on the New York Stock Exchange.